Exhibit 21.2

Name of Subsidiary	Jurisdiction
Vieco USA, Inc.	Delaware
Virgin Orbit, LLC	Delaware
Virgin Orbit National Systems, LLC (formerly known as VOX Space, LLC)	Delaware
JACM Holdings, Inc.	Delaware
Virgin Orbit UK Limited	United Kingdom
Ground Station Mexico S.A. de C.V.	Mexico
Virgin Orbit Brasil Limitada	Brazil